EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

September 10, 2026

Item 3	News Releases

News release dated August 31, 2026

Item 4	Summary of Material Change

Appointment of Director and Stock Option Grant

In August 2026, the Company appointed Charles Duncan, PhD as Director and Chair of the Audit Committee. Dr. Duncan is a biotechnology strategist, board director and former top-ranked Wall Street biotechnology analyst with nearly 30 years of experience advising investors, management teams and boards across the biopharmaceutical industry. As Managing Director, Head of Biotech Strategy & Development at Gilmartin Group, he provides strategic advisory and investor engagement services to public and private life sciences companies, leveraging expertise in corporate strategy, capital markets, business development and investor communications. He also serves on the Board of Directors of Vanda Pharmaceuticals.

Pursuant to the appointment of Dr. Duncan as Director and Chair of the Audit Committee, the Company has granted Dr. Duncan stock options to purchase 500,000 common shares of BetterLife, with exercise price of $0.285, quarterly vesting over 24 months and a ten (10) year term. A further 125,000 stock options, with exercise price of $0.285, ten (10) year term and vesting over 3 months, were also granted to acknowledge the strategic value of Dr. Duncan’s role.

Exercise of Warrants

From September 1 to 10, 2026, the Company received gross proceeds of $127,500 from the exercise of 850,000 share purchase warrants. The Company issued 850,000 common shares in connection with the exercise of these warrants at $0.15 per share. The Company intends to use the proceeds received for ongoing development of BETR-001 and working capital purposes.

Other

On August 27, 2026, the Company approved its Amended and Restated Long-term Incentive Plan.

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Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

September 10, 2026

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SCHEDULE “A”

BetterLife Pharma Appoints

Charles Duncan as Director and

Chair of the Audit Committee

VANCOUVER, British Columbia, August 31, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotechnology company developing BETR-001 for the treatment of migraine and headache disorders, is pleased to announce the appointment of Charles Duncan, PhD as Director and Chair of the Audit Committee.

Dr. Duncan is a biotechnology strategist, board director and former top-ranked Wall Street biotechnology analyst with nearly 30 years of experience advising investors, management teams and boards across the biopharmaceutical industry. As Managing Director, Head of Biotech Strategy & Development at Gilmartin Group, he provides strategic advisory and investor engagement services to public and private life sciences companies, leveraging expertise in corporate strategy, capital markets, business development and investor communications. He also serves on the Board of Directors of Vanda Pharmaceuticals.

Throughout his distinguished career, Dr. Duncan has earned a reputation for combining rigorous scientific expertise with capital markets insight to help biotechnology companies create shareholder value. Over his Wall Street career, including as Managing Director and Senior Biotechnology Analyst at Cantor Fitzgerald, Piper Jaffray and JMP Securities, he initiated research coverage on more than 175 biotechnology companies, evaluated over 200 investment banking transactions and served as senior vetting analyst on approximately 25 initial public offerings. His sector expertise spans neurology, psychiatry, oncology and platform-enabled therapeutics, with particular recognition as a leading authority on neuro-innovator companies.

A consistently top-ranked analyst, Dr. Duncan has received numerous industry accolades, including ranking among the top biotechnology analysts on TipRanks, Thomson Reuters StarMine and the Financial Times for stock selection and earnings forecasting. Earlier in his career, he founded a venture-backed medical device company, led pharmaceutical development programs and managed clinical and preclinical research.

“We are delighted to welcome Charles to our Board and particularly pleased that he will serve as Chair of our Audit Committee,” said Ahmad Doroudian, Chief Executive Officer of BetterLife. “Charles brings an exceptional combination of scientific, biotechnology, capital markets and public-company experience that will be highly valuable as we advance BETR-001 and continue to build our company. His deep understanding of the biopharmaceutical investment community, combined with his experience working with management teams and boards, will provide important perspective as we execute our development strategy and position the Company for long-term growth.”

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Doug Drysdale, Executive Chairman of BetterLife, commented, “BetterLife is very pleased to have Charles join our Board. His nearly three decades of experience across biotechnology, capital markets and corporate strategy make him an outstanding addition to our Board and an excellent choice to lead our Audit Committee. Charles has a rare ability to evaluate biotechnology companies from both a scientific and investment perspective, and his experience as a public-company director will further strengthen our governance and oversight. We look forward to benefiting from his judgment and expertise as the Company enters its next phase of development.”

“I am excited to join the Board of BetterLife at an important stage in its development,” said Dr. Duncan. “BETR-001 represents an intriguing opportunity to address significant unmet needs in migraine and headache disorders, and I believe the Company has the potential to build meaningful value through disciplined clinical development and thoughtful corporate strategy. I look forward to working closely with the Board and management team, contributing my experience in biotechnology, capital markets and strategic development, and helping the Company realize the full potential of its programs for patients and shareholders.”

Dr. Duncan holds a Ph.D. in Pharmaceutical Sciences with a concentration in Neuropharmacology from the University of Colorado and has completed executive education in audit committee governance at Harvard Business School.

Pursuant to the appointment of Dr. Duncan as Director and Chair of the Audit Committee, the Company has agreed to grant Dr. Duncan stock options to purchase 500,000 common shares of BetterLife, with quarterly vesting over 24 months and a ten (10) year term. A further 125,000 stock options, with ten (10) year term and vesting over 3 months, will also be granted to acknowledge the strategic value of Dr. Duncan’s role. Exercise prices for both stock options will be in accordance with the policies of the Canadian Securities Exchange.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042. BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

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For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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